                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 ORANGE-CO, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.50 PAR VALUE
                         (Title of Class of Securities)


                                    684177108
                                 (CUSIP Number)

                                GREGG M. ZEITLIN
                      RESERVOIR CAPITAL MANAGEMENT, L.L.C.
                               650 MADISON AVENUE
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 610-9000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 15, 1999
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                               Page 1 of 23 Pages

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 2 of 23 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Management, L.L.C.
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a)  [  ]
                                                                      (b)  [x]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
--------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER
SHARES
BENEFICIALLY               5,405,160
OWNED BY          --------------------------------------------------------------
EACH              (8)      SHARED VOTING POWER
REPORTING
PERSON WITH       --------------------------------------------------------------
                  (9)      SOLE DISPOSITIVE POWER

                           5,405,160
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                                 5,405,160
--------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            52.4%
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 23 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Group, L.L.C.
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a)  [  ]
                                                                      (b)  [x]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
--------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER
SHARES
BENEFICIALLY               5,405,160
OWNED BY          --------------------------------------------------------------
EACH              (8)      SHARED VOTING POWER
REPORTING
PERSON WITH       --------------------------------------------------------------
                  (9)      SOLE DISPOSITIVE POWER

                           5,405,160
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                                 5,405,160
--------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            52.4%
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 23 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Partners, L.P.
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a)  [  ]
                                                                      (b)  [x]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
--------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER
SHARES
BENEFICIALLY               4,535,470
OWNED BY          --------------------------------------------------------------
EACH              (8)      SHARED VOTING POWER
REPORTING
PERSON WITH       --------------------------------------------------------------
                  (9)      SOLE DISPOSITIVE POWER

                           4,535,470
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                                 4,535,470
--------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            44%
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 23 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Associates, L.P.
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a)  [  ]
                                                                      (b)  [x]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
--------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER
SHARES
BENEFICIALLY               247,016
OWNED BY          --------------------------------------------------------------
EACH              (8)      SHARED VOTING POWER
REPORTING
PERSON WITH       --------------------------------------------------------------
                  (9)      SOLE DISPOSITIVE POWER

                           247,016
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                                 247,016
--------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            2.4%
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 23 Pages

13D
CUSIP No. 684177108

         (1)      NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Reservoir Capital Master Fund, L.P.
--------------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                      (a)  [  ]
                                                                      (b)  [x]
--------------------------------------------------------------------------------
         (3)      SEC USE ONLY

--------------------------------------------------------------------------------
         (4)      SOURCE OF FUNDS **

                                    WC
--------------------------------------------------------------------------------
         (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [  ]

--------------------------------------------------------------------------------
         (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
-------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER
SHARES
BENEFICIALLY               622,674
OWNED BY          --------------------------------------------------------------
EACH              (8)      SHARED VOTING POWER
REPORTING
PERSON WITH       --------------------------------------------------------------
                  (9)      SOLE DISPOSITIVE POWER

                           622,674
                  --------------------------------------------------------------
                  (10)     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
         (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON

                                                 622,674
--------------------------------------------------------------------------------
         (12)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES **             [ ]
--------------------------------------------------------------------------------
         (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            6.0%
--------------------------------------------------------------------------------
         (14)     TYPE OF REPORTING PERSON **
                                            PN
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 23 Pages

                                  INTRODUCTION



         This statement on Schedule 13D (the "Statement") constitutes the initial filing by Reservoir Capital Management, L.L.C., a Delaware limited liability company ("RCM"), Reservoir Capital Group, L.L.C., a Delaware limited liability company ("RCG"), Reservoir Capital Partners, L.P., a Delaware limited partnership ("RCP"), Reservoir Capital Associates, L.P., a Delaware limited partnership ("RCA"), and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands ("RCMF"), with respect to the beneficial ownership of shares of common stock, par value $.50 per share (the "Common Stock"), of Orange-co, Inc., a Florida corporation.

         In this Statement, each of RCM, RCG, RCP, RCA and RCMF may be referred to as a "Reporting Person," and collectively as the "Reporting Persons."



ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is the common stock, par value $.50 per share (the "Common Stock"), of Orange-co, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive office is 2020 U.S. Highway 17 South, P.O. Box 2158, Bartow, Florida 33831-2158.



ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by RCM, RCG, RCP, RCA and RCMF.

         RCM, an investment management firm, is a Delaware limited liability company and the managing member of RCG. The address of RCM's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

         RCG, a subsidiary of RCM, is a Delaware limited liability company. RCG is an investment management firm and serves as the general partner in RCP, RCA and RCMF. The address of RCG's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

         RCP is a Delaware private investment partnership whose general partner is RCG. The address of RCP's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

         RCA is a Delaware private investment partnership whose general partner is RCG. The address of RCA's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

         RCMF is a private investment partnership organized under the laws of the Cayman Islands. RCMF's general partner is RCG. The address of RCMF's principal business and principal office is 650 Madison Avenue, 26th Floor, New York, New York 10022.

         Information regarding the control persons and executive officers of the Reporting Persons is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

                               Page 8 of 23 Pages

         During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         The 5,405,160 shares of Common Stock beneficially owned by the Reporting Persons would be acquired pursuant to a letter of intent ("Reservoir Letter of Intent"; such Letter of Intent is attached as Exhibit 1, which Exhibit is hereby incorporated by reference), dated as of July 14, 1999, by and among RCG, Ben Hill Griffin, III ("BHGIII") and Ben Hill Griffin, Inc. ("BHGI", and collectively with "BHGIII", the "Seller" or "BHG") whereby RCG was granted an option to purchase the Seller's 5,405,160 shares of Common Stock (the "BHG Shares"), subject to the satisfaction of various conditions discussed below. If the option is exercised, RCP, RCA and RCMF will purchase the BHG Shares with working capital at an aggregate cost of $37,836,120.


ITEM 4.           PURPOSE OF TRANSACTION.

         The acquisition of the option is the first step by the Reporting Persons in the possible acquisition of control of the entire ownership interest in the Company. Pursuant to the Reservoir Letter of Intent, BHG offers, subject to certain conditions set forth below, to sell the BHG Shares for a cash price of $7.00 per BHG Share, such offer to remain open and be irrevocable for 25 business days. The right to purchase the BHG Shares is conditioned upon and would not occur prior to: (i) the execution of an Asset Purchase Agreement and a Management Agreement between the Company and Pasco Acquisition Inc. ("Pasco") pursuant to which Pasco contracts for the management of and agrees to buy and the Company agrees to sell the Company's processing plant located in Bartow, Florida (the "Asset Purchase and Management Agreements"), with such sale conditioned upon completion of the merger referenced in (iv) below, (ii) the execution of a fruit purchase agreement between BHGI and Pasco (the "Fruit Purchase Agreement") and a consulting and non-compete agreement between Pasco and BHGIII (the "Consulting and Non-Compete Agreement") accompanied by the payment of the required initial payments under such agreements, (iii) RCG's agreement to acquire the remaining outstanding stock of the Company at $7.00 per share and (iv) the approval by an independent committee of the Company's Board of Directors (and to the extent required the Company's Board) of the transactions contemplated by the Reservoir Letter of Intent, including the approval and execution of a merger agreement between the Company and RCG with terms satisfactory to RCG and to the Company pursuant to which each remaining shareholder of the Company other than RCG (who did not elect to exercise and perfect dissenter's rights if applicable) would receive $7.00 per share. After completion of the transactions contemplated under the Reservoir Letter of Intent, neither BHGI nor BHGIII will have any continuing obligations or liability for any representations and warranties to RCG or the Company, except for customary representations of title in connection with the transfer of the BHG Shares.

                               Page 9 of 23 Pages

         The Letter of Intent does not create an obligation on the part of RCG to purchase the BHG Shares. Its decision to purchase such shares would be subject to such matters as: (a) the completion of a due diligence investigation,
(b) its counsel's determination that the Reporting Person would not become subject to applicable control share or affiliated transactions statutes, (c) the approval by appropriate independent director committee action of a definitive agreement providing for the acquisition of all outstanding shares of the Company at $7.00 per share on terms satisfactory to RCG, (d) receipt by all parties of all corporate, regulatory and other third party approvals and authorizations necessary to consummate the transactions contemplated by the Reservoir Letter of Intent (including expiration of any required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; this filing has been made, and the waiting period will expire on August 21, 1999 at 11:59 p.m. eastern time if not terminated sooner) and (e) the Company's entering into definitive Asset Sale and Management Agreements with Pasco satisfactory to RCG.

         In addition, the Reporting Persons understand that as a result of the Reservoir Letter of Intent and the transactions contemplated thereunder, Bobby
F. McKown, BHGIII, C.B. Meyers Jr., W. Bernard Lester and George Harris will resign as directors of the Company. RCG's decision to purchase may be conditioned upon the Company's independent director committee approval of all actions necessary to cause the appointment to the Company's board of directors of five replacement directors acceptable to RCG including fulfilling all required actions of the Company and all required filings under Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

         Under the Reservoir Letter of Intent, before August 19, 1999 (i) BHG cannot, and must use its best efforts to cause the Company not to, solicit, initiate, accept any offers for the purchase of, engage in any discussions relating to or provide any information or otherwise facilitate any such offer, or sell or transfer (whether by merger, consolidation or otherwise) or agree to sell or transfer any shares of capital stock of the Company (including shares owned by BHG), or options or warrants to purchase any such stock or any securities convertible into or exchangeable for any such stock, or all or any substantial portion of the assets and properties of the Company; (ii) BHG must, and must use its best efforts to cause the Company to, terminate and not renew any current discussions in which it is engaged with any party concerning the matters described in clause (i) above, except for those discussions and transactions contemplated by the Reservoir Letter of Intent; and (iii) BHG must use its best efforts to cause the Company to conduct its business only in the usual and ordinary course consistent with past practice and use its best efforts to sustain and preserve in all material respects its goodwill and business organization and all of its advantageous business relationships with lenders, customers and suppliers and in particular to apply all proceeds from the liquidation of inventories and receivables to service payables or reduce debt. However, this will not prevent BHGIII from taking any action or refraining from taking any action which based on advice of counsel he believes is prudent in order to comply with his fiduciary duties as a director of the Company nor will it be deemed to require BHGI or BHGIII to use its best efforts to cause the Company's directors to take any action which they believe based upon advice of counsel would not be prudent in light of their fiduciary duties to the Company's stockholders. Each party must bear its own expenses in connection with the Reservoir Letter of Intent and the transactions contemplated thereunder.

         If within 25 business days from the date of the Reservoir Letter of Intent any person or group (excluding Pasco) makes any proposal or offer with respect to a business

                               Page 10 of 23 Pages
combination involving the purchase of (i) all or any significant portion of the Company's assets and its subsidiaries taken as a whole, (ii) 20% or more of the outstanding Company common stock or (iii) 20% of the outstanding capital stock of any of the Company's subsidiaries and a definitive agreement with respect to such offer or proposal is executed and closed within one year from the date of the Reservoir Letter of Intent under circumstances where the parties were proceeding in good faith but were unable to complete the transactions because the Company's Board in the exercise of its fiduciary duties did not take actions to fulfill the conditions set forth in the Letter of Intent, then BHGI and BHGIII must pay to RCG and Pasco all documented out-of-pocket expenses and fees incurred by RCG and Pasco in connection with the Reservoir Letter of Intent and the transactions contemplated thereunder up to $1,000,000 in the aggregate.

         Additionally, Pasco, the Company, RCG, BHGI and BHGIII have entered into a separate letter of intent, dated as of July 14, 1999 (the "Pasco Letter of Intent"; it is attached as Exhibit 2 and is hereby incorporated by reference) pursuant to which Pasco would purchase and the Company would sell all of the assets of the Company used in the Company's citrus processing and beverage and food servicing businesses, including the processing plant, for $17.925 million plus the Net Working Capital of the Businesses (as such terms are defined in the Pasco Letter of Intent) and Pasco's assumptions of the liabilities relating to the Business. In addition, Pasco will pay $4.75 million to BHGI in connection with the Fruit Purchase Agreement and $2.0 million to BHG in consideration of BHGIII's and BHGI's agreement to consult and not to compete with the Businesses for a period of five years from the closing.

         The completion of the transactions contemplated by the Pasco Letter of Intent is subject to (i) the execution of the Asset Purchase and Management Agreements, the Fruit Purchase Agreement and the Consulting and Non Compete Agreements, (ii) the completion of the purchase of the BHG Shares, and (iii) the completion of Pasco's due diligence review. The Asset Purchase and Management Agreements will be executed on or simultaneous with the execution of the Fruit Purchase Agreement and the Consulting and Non-Compete Agreement and payments under the Fruit Purchase Agreement and the Consulting and Non-Compete Agreement but closing under the Asset Purchase Agreement will not occur prior to the purchase by RCG of all of the outstanding shares of the Company. In addition, the Management Agreement will terminate at the Company's option if the merger agreement referred to in the Reservoir Letter of Intent with the Reporting Persons terminates.

         Currently, the Company's Common Stock is listed on the New York Stock Exchange ("NYSE"). The purchase of the Shares pursuant to the merger agreement referred to in the Reservoir Letter of Intent would cause the Shares to be delisted under the published guidelines of the NYSE.


         The Company's Common Stock is currently registered under the Exchange Act. The purchase of the Shares pursuant to the merger agreement referred to in the Reservoir Letter of Intent would result in the Common Stock becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated upon application by the Company to the Commission if its Common Stock is not listed on a "national securities exchange" and there are fewer than 300 record holders of such stock.

                               Page 11 of 23 Pages

         Except as set forth above, the Reporting Persons have no plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.



 ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Each of RCM and RCG beneficially own 5,405,160 shares (52.4%) of the Common Stock of the Company. RCP beneficially owns 4,535,470 shares (44%) of the Common Stock of the Company. RCA beneficially owns 247,016 shares (2.4%) of the Common Stock of the Company. RCMF beneficially owns 622,674 shares (6.0%) of the Common Stock of the Company.

                  (b) RCM and RCG each have the sole power to vote, direct the voting of, dispose of and direct the disposition of 5,405,160 shares of Common Stock of the Company. RCP has the sole power to vote, direct the voting of, dispose of and direct the disposition of 4,535,470 shares of the Common Stock of the Company. RCA has the sole power to vote, direct the voting of, dispose of and direct the disposition of 247,016 shares of the Common Stock of the Company. RCMF has the sole power to vote, direct the voting of, dispose of and direct the disposition of 622,674 shares of the Common Stock of the Company

                  (c) Except as described in paragraph (a) above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Schedule I attached hereto, has effected any transactions in the Common Stock during the past 60 days.

                  (d) The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

                  (e)      Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, none of the Reporting Persons nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS



         1. Letter of Intent, dated as of July 14, 1999 by and among the Company, the Reporting Persons, BHGIII and BHGI.

                               Page 12 of 23 Pages

         2. Letter of Intent, dated as of July 14, 1999 by and among Pasco, the Company, BHGIII and BHGI.


SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the Reporting Persons, each such person or entity certifies that the information set forth in this Schedule 13D is true, complete and correct and agrees that this statement is filed on behalf of each of them.



Dated:  July 26, 1999



                                            RESERVOIR CAPITAL MANAGEMENT, L.L.C.



                                            By:_/s/   Daniel H. Stern
                                                ---------------------------
                                            Name:  Daniel H. Stern
                                            Title:  President

                                            RESERVOIR CAPITAL GROUP, L.L.C.



                                            By:_/s/   Daniel H. Stern
                                                ---------------------------
                                            Name:  Daniel H. Stern
                                            Title:  President


                                            RESERVOIR CAPITAL PARTNERS, L.P.


                                            By: Reservoir Capital Group, L.L.C.,
                                                   General Partner

                                            By:_/s/   Daniel H. Stern
                                                ----------------------------
                                            Name: Daniel H. Stern
                                            Title: President

                               Page 13 of 23 Pages

                                            RESERVOIR CAPITAL ASSOCIATES L.P.


                                            By: Reservoir Capital Group, L.L.C.,
                                                   General Partner

                                            By:_/s/   Daniel H. Stern
                                                -------------------------------
                                            Name: Daniel H. Stern
                                            Title: President



                                            RESERVOIR CAPITAL MASTER FUND, L.P.


                                            By: Reservoir Capital Group, L.L.C.,
                                                   General Partner

                                            By:_/s/   Daniel H. Stern
                                                -------------------------------
                                            Name: Daniel H. Stern
                                            Title: President

                               Page 14 of 23 Pages

                                                                      SCHEDULE I



         CONTROL PERSONS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

         The names, present principal occupations and business addresses of the control persons and executive officers of RCM and RCG are set forth below. The control person's or executive officer's business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Reporting Person. Each of the named individuals is a citizen of the United States of America. RCG is the general partner and control person of RCP, RCA and RCMF.


------------------------------------------------------------------------

RESERVOIR CAPITAL MANAGEMENT, L.L.C.
 Daniel H. Stern                                       President and Chief Executive Officer and Senior
                                                       Managing Member; President and Chief Executive
                                                       Officer of Reservoir Capital Group, L.L.C.

 Craig A. Huff                                         Managing Member and Managing Director;  Managing
                                                       Director of Reservoir Capital Group, L.L.C.

 Gregg M. Zeitlin                                      Managing Member and Managing Director; Managing
                                                       Director of Reservoir Capital Group, L.L.C.

 Celia Felsher                                         Secretary and General Counsel; Secretary and
                                                       General Counsel of Reservoir Capital Group, L.L.C.

 Sal DiFranco                                          Chief Financial Officer and Treasurer; Chief
                                                       Financial Officer and Treasurer of Reservoir
                                                       Capital Group, L.L.C.


RESERVOIR CAPITAL GROUP, L.L.C.

 Daniel H. Stern                                       President and Chief Executive Officer;  see
                                                       information under Reservoir Capital Management,
                                                       L.L.C.


 Craig A. Huff                                         Managing Director;  see information under
                                                       Reservoir Capital Management, L.L.C.

 Gregg M. Zeitlin                                      Managing Director;  see information under
                                                       Reservoir Capital Management, L.L.C.

 Celia Felsher                                         Secretary and General Counsel; see

                              Page 15 of 23 Pages

                                                       information under Reservoir Capital Management, L.L.C.

 Sal DiFranco                                          Chief Financial Officer and Treasurer; see
                                                       information under Reservoir Capital Management,
                                                       L.L.C.

                              Page 16 of 23 Pages